UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

ADVANCED CANNABIS SOLUTIONS, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

00750W101

 (CUSIP Number)

Michael Feinsod
Infinity Capital, LLC
200 S. Service Road
Suite 207
Roslyn, New York  11577
(212) 752-2777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐.

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00750W101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,200,000 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	00750W101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Feinsod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,000 shares (comprised of shares owned by Infinity Capital LLC)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,200,000 shares (comprised of shares owned by Infinity Capital LLC)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 shares (comprised of shares owned by Infinity Capital LLC)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.38%
14	TYPE OF REPORTING PERSON* 1N

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                     Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock") of Advanced Cannabis Solutions, Inc. (the "Company"), a company organized and existing under the laws of the State of Colorado.  The address of the Company's principal executive offices is 6565 E. Evans Avenue, Denver, Colorado 80224.

Item 2.                     Identity and Background

(a)  This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Infinity Capital, LLC, a Delaware limited liability company (“Capital”), and (ii) Michael Feinsod (Capital and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons").  The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Mr. Feinsod is the Managing Member of Capital.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 200 S. Service Road, Suite 207, Roslyn, NY 11577.

(c)  The principal business of Capital is investing and acting as general partner of Infinity Capital Partners, L.P., an investment partnership.  Mr. Feinsod  is principally in the business of investing in securities in his capacity as Managing Member of Capital and of serving as the Executive Chairman and as a Director of the Company.

(d)  None of the individuals or entities referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the individuals or entities referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Mr. Feinsod is a citizen of the United States.

Item 3.                     Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein were issued pursuant to that certain Executive of Board and Director Agreement (the “Director Agreement”), dated August 4, 2014, between the Company and Mr. Feinsod.  All such shares were issued in consideration for services rendered by Mr. Feinsod pursuant to the Director Agreement. 200,000 of such shares were issued on August 4, 2014 following execution of the Director Agreement. 1,000,000 of such shares were issuable on April 28, 2015 upon the Company’s Common Stock being quoted on a superior quotation market.

Item 4.                    Purpose of Transaction.

Pursuant to the terms of the Director Agreement, on August 4, 2014 Mr. Feinsod was appointed to serve as the Executive Chairman and as a member of the Company’s Board of Directors. In his capacity as Executive Chairman and a member of the Company’s Board of Directors, Mr. Feinsod is actively involved in the management and operations of the Company and is, and will continue to be, involved in deliberations and decisions regarding various issues affecting the Company, which could include, from time to time, matters set forth in subsections (b) through (j) of Item 4 to Schedule 13D.

Pursuant to the terms of the Director Agreement,  Capital will be entitled to receive 150,000 shares of newly issued Common Stock on each of August 4, 2015 and August 4, 2016 (provided that Mr. Feinsod has not theretofore resigned from the Company’s Board of Directors or been terminated for cause pursuant to the terms of the Director Agreement). In addition, the Director Agreement requires the Company to issue to Capital a number of shares of Common Stock equal to 10% of any new issuances of Common Stock up to a maximum issuance to Capital  in respect of such new issuances of 600,000 shares of Common Stock.

Item 5.                    Interest in Securities of the Issuer.

(a)   The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 13,313,002 shares of Common Stock outstanding as of April 14, 2015, as reported in the Company’s annual report on Form 10-K for the year ended December 31, 2014 and after reflecting the issuance of the 1,000,000 shares issued to the Reporting Persons on April 28, 2014, as reported herein.

As of the close of business on May 14, 2015:

(i)  Capital owns 1,200,000 shares of Common Stock which constitute approximately 8.38% of the shares of Common Stock outstanding;

(ii)  Michael Feinsod owns no shares of Common Stock directly.  As the Managing Member of Capital, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,200,000 shares of Common Stock, that are owned by Partners.  Such shares, in the aggregate, constitute approximately 8.38% of the shares of Common Stock outstanding.

(b)  Capital possesses the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Feinsod, as Managing Member of Capital.

(c)  1,000,000 of the Shares reported herein were issued on April 28, 2015 pursuant to the terms of the Director Agreement.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As described in Items 3 and 4 above, the shares of Common Stock reported herein were issued pursuant to the Director Agreement and such descriptions are incorporated herein by reference. As described in Item 4, Capital is entitled to receive additional newly issued shares of common stock pursuant to, and subject to the terms and conditions set forth in, the Director Agreement. Any additional shares issuable to Capital in respect of new issuances of Common Stock by the Company, as described in Item 4 above, will be subject to a one-year lock-up whereby Capital will not be permitted to sell any of such shares for a period of one year from issuance.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

Exhibit 2:  Executive of Board and Director Agreement, dated August 4, 2014, between Michael Feinsod and the Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on August 5, 2014).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2015

INFINITY CAPITAL, LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

/s/ Michael Feinsod
Michael Feinsod

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, par value $.001, of Advanced Cannabis Solutions, Inc.

Dated:  May 8, 2015

INFINITY CAPITAL, LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

/s/ Michael Feinsod
Michael Feinsod